





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frontegra Strategies, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Skokie Blvd., Suite 500
(No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William D. Forsyth, III — 847-509-9860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William D. Forsyth, III _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Frontegra Strategies, LLC _____ , as

of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



Signature

State of Illinois

County of Cook

Signed and affirmed to before

me on February 22, 2021

Notary Public

President
_____
Title

MELISSA R ERICKSON
Official Seal
Notary Public   State of Illinois
My Commission Expires Aug 25, 2021

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [✓] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frontegra Strategies, LLC

Financial Report
with Supplementary Information
Year Ended December 31, 2020

Frontegra Strategies, LLC

Contents

Report Letter 1

Financial Statements

Statement of Financial Condition 2

Statement of Income and Member's Equity 3

Statement of Cash Flows 4

Notes to Financial Statements 5-8

Supplementary Information 9

Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 10

Schedules II and III 11

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Frontegra Strategies, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Frontegra Strategies, LLC as of December 31, 2020, the related statements of income and member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Frontegra Strategies, LLC as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Frontegra Strategies, LLC's management. Our responsibility is to express an opinion on Frontegra Strategies, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Frontegra Strategies, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Frontegra Strategies, LLC's financial statements. The supplemental information is the responsibility of Frontegra Strategies, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Frontegra Strategies, LLC's auditor since 2006.
Chicago, Illinois
February 22, 2021

Frontegra Strategies, LLC

Statement of Financial Condition
December 31, 2020

Current Assets	
Cash	$ 1,068,353
Customer receivables	208,671
Prepaid expenses	35,649
Total Assets	**$ 1,312,673**
Liabilities and Member's Equity	
Accrued expenses	$ 16,903
Due to member	12,899
Total Liabilities	29,802
Member's Equity	1,282,871
Total Liabilities & Member's Equity	**$ 1,312,673**

Frontegra Strategies, LLC

Statement of Income and Member's Equity
Year Ended December 31, 2020

Revenue - Fees	$	859,514
Expenses		
Professional fees		29,750
Insurance		1,562
State registration and filing fees		48,337
Office		152,339
Salaries and payroll taxes		6,958
Total expenses		238,946
Net Income		620,568
Member's Equity - Beginning of year		1,962,303
Member Distribution		(1,300,000)
Member's Equity - End of year	**$**	**1,282,871**

Frontegra Strategies, LLC

Statement of Cash Flows
Year Ended December 31, 2020

Cash Flows from Operating Activities	
Net income	$ 620,568
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in:	
Customer receivables	(592)
Prepaid expenses	1,789
Accrued expenses	1,559
Accrued bonus	871
Net cash provided by operating activities	624,195
Cash Flows from Financing Activities	
Due to member	(12,291)
Member distribution	(1,300,000)
Net cash flows used in financing activities	(1,312,291)
Net Decrease in Cash	(688,096)
Cash - Beginning of year	1,756,449
Cash - End of year	**$ 1,068,353**

Note 1 - Industry Operations

Frontegra Strategies, LLC (formerly known as Frontegra Alternative Strategies, LLC) (the "Company") was formed on March 15, 2005 as a Delaware limited liability company. On February 5, 2018, the Company entered into a purchase agreement with Frontier North America Holdings, Inc. ("Frontier"), whereby Frontier North America Holdings, Inc. purchased a 100% of the sole member's interest in the Company for $3 million.

The Company filed its continuing membership application with FINRA and the sale was completed April 2, 2018. The Company is a registered securities broker-dealer engaged in the business of selling mutual funds and promoting interests in limited partnerships, limited liability companies, and other similar private equity products. The Company also acts as the principal distributor of mutual fund shares. The Company does not claim an exemption from SEC Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 and as discussed in Question 8 of the related FAQ released by SEC staff.

Note 2 - Summary of Significant Accounting Policies

Aspects of the Limited Liability Company – As a limited liability company, the member's liability is limited to capital invested. Under its operating agreement, the Company has one class of member interest, and the member's interest is proportional to the number of equity units acquired by the member to the total number of units issued by the Company. Allocation of profits, losses, and distributions is in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

Frontegra Strategies, LLC

Note 2 - Summary of Significant Accounting Policies (Continued)

Cash – The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Customer Receivables – Receivables are carried at original invoice amount less any estimates made for doubtful receivables. Management determines the allowances for doubtful accounts by reviewing and identifying troubled accounts on a monthly basis and by using historical experience applied to an aging of accounts. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.

Revenue Recognition – Revenue from contracts with customers includes success-based transaction fees. The Company recognizes revenue when it earns fees on assets raised for investment in mutual funds, limited partnerships, limited liability companies and other similar private equity products. These fees are primarily earned over time and are generally assessed based on a percentage of the average market value of raised assets under management during the period.

Income Taxes – As a single member LLC, the Company is a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The Company's earnings are included on the member's tax return.

Frontegra Strategies, LLC

Note 2 - Summary of Significant Accounting Policies (Continued)

Accordingly, the financial statements do not reflect a provision for income taxes.

Management Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – The Company has evaluated subsequent events through February 22, 2021, the date the financial statements are issued.

Note 3 – Related Party Transactions

The Company has an expense sharing agreement with an affiliated company, Frontier Partners, Inc. ("FP"), which is also owned by Frontier. The affiliated company provides the Company with administrative staff, office space and related operating expenses. The Company does not reimburse all of the affiliated expenses included in the expense sharing agreement. Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist. Amounts owed to FP totaled $0 as of December 31, 2020.

Frontegra Strategies, LLC

Note 4 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting capital ratio would exceed 10 to 1. As of December 31, 2020, the Company had net capital of $1,038,551, of which $1,013,551 was in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1.

Note 5 - Major Customer

In 2020, revenues from one customer amounted to 94.58 percent of the Company's fee revenue. The receivable balance for this customer was $204,942 as of December 31, 2020.

Supplementary Information

Frontegra Strategies, LLC

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2020

Total member's equity	$ 1,282,871
Deductions and/or Charges	
Nonallowable assets/liabilities:	
Accounts receivable	208,671
Prepaid expenses	35,649
Net capital	1,038,551
Net Capital Requirement	25,000
Excess net capital	1,013,551
Aggregate Indebtedness	**$ 29,802**
Ratio of Aggregate Indebtedness to Net Capital	**0.03 to 1**

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2020.

The Company has no liabilities subordinated to the claims of general creditors, therefore a statement of changes in liabilities subordinated to the claims of general creditors is not presented.

Frontegra Strategies, LLC

Schedule II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Frontegra Strategies, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Frontegra Strategies, LLC indicated that Frontegra Strategies, LLC may file an Exemption Report because it had no obligations under 17 C.F.R. §240.15c3-3 and Frontegra Strategies, LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (the "exemption provisions") and (2) Frontegra Strategies, LLC stated that Frontegra Strategies, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Frontegra Strategies, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Frontegra Strategies, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. §240.15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
February 22, 2021

PRAXITY
Empowering Business Globally



FRONTEGRA STRATEGIES, LLC

FRONTEGRA STRATEGIES, LLC
EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2020

Frontegra Strategies, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers") This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption from SEC Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 and as discussed in Question 8 of the related FAQ released by SEC staff.

The Company engaged solely in the following activities:

a. Mutual fund underwriter or sponsor; and
b. Promoting interests in limited partnerships, limited liability companies and other similar private equity products.

The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Management reviewed the provisions of rule 15c3-3 and the related guidance in Footnote 74 of SEC release No. 34-70073 and as discussed in Question 8 of the related FAQ released by SEC staff.

The Company met the identified conditions for reliance on Footnote 74 of SEC release No. 34-70073 and as discussed in Question 8 of the related FAQ released by SEC staff throughout the period January 1, 2020 through December 31, 2020, without exception.

I, William Forsyth, swear (or affirm) that to the best of my knowledge and belief, this Exemption Report is true and correct.

Frontegra Strategies, LLC

William D. Forsyth III, President

FronTegra Strategies, LLC
400 Skokie Boulevard – Suite 500 - Northbrook, IL 60062-7905
phone 847-509-9860 *fax* 847-509-9845 - www.frontierpartners.com
Our investment professionals are registered representatives with FronTegra Strategies, LLC, a registered securities broker-dealer and a member of the FINRA and SIPC. Any investment product offered by FronTegra Strategies, LLC is:
Not FDIC | Insured Not Bank Guaranteed | May Lose Value